Nasdaq Regulation

Nasdaq

**William Slattery**
Vice President
Listing Qualifications

*By Electronic Mail*

September 30, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 30, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from American Electric Power Company, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $6.50 par value

6.125% Corporate Units

6.125% Corporate Units

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery